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April 11, 2014

Filed via EDGAR

John Reynolds, Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:       Hispanica International Delights of America, Inc.
                     Amendment to Registration Statement on Form S-1
                     Filed March 14, 2014
                     File No. 333-190788

Dear Mr. Reynolds:

On behalf of Hispanica International Delights of America, Inc., Commission File Number 333-190788 (hereinafter "the Company"), state as follows:

We have revised our cover page to one page instead of four pages as requested by you.  We are asking for an accelerated approval for Monday, April 14, 2014 if possible.

We acknowledge:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please feel free to call us.

Sincerely yours,

/s/ Jerry Gruenbaum
Jerry Gruenbaum. Esquire
Chief Legal Officer, Secretary, Director

cc:     David Link